(m)(5)

SECOND AMENDED AND RESTATED VOYA MUTUAL FUNDS

SHAREHOLDER SERVICING PLAN

This Shareholder Servicing Plan (the “Plan”) is adopted by Voya Mutual Funds, a business trust organized under the laws of Delaware (the “Trust”), on behalf of the series and classes of the Trust listed on Schedule A hereto (each a “Fund”), as such schedule may be amended from time to time, subject to the following terms and conditions:

SECTION 1.        ANNUAL FEES.

Shareholder Services Fee.  A Fund may pay to financial institutions, including Voya Investments Distributor, LLC (“Voya Investments Distributor”) and its affiliates, or other persons that provide certain services to the Fund (each, a “Service Provider”), a “services fee,” within the meaning of FINRA Rules, under the Plan at the annual rate not to exceed 0.25% of the average daily net assets of the Fund for which the Service Provider provides services (the “Services Fee”).

Adjustment to Fees. A Fund may pay a Services Fee to the Service Provider at a lesser rate than the fees specified in Section 1 hereof.

Payment of Fees.  The Services Fee will be computed daily (on the basis of a 360-day year) and payable monthly by the Fund at the annual rates indicated above.

SECTION 2.        EXPENSES COVERED BY THE PLAN.

Services.  Fees may be used to compensate Service Providers who provide administrative and support services to their customers who may from time to time beneficially own shares of beneficial interest in a Fund, which may include: (i) answering routine customer inquiries regarding the Fund; (ii) assisting customers in changing dividend options, account designations and addresses, and in enrolling into any of several investment plans offered by the Fund; (iii) assisting in processing purchase and redemption transactions, including arranging wire transfers, transmitting and receiving funds, and verifying customer signatures; and (iv) providing such other similar services directly to their customers to the extent permitted under applicable statutes, rules and regulations.

SECTION 3.        APPROVAL OF TRUSTEES.

Neither the Plan nor any related agreements will take effect until approved by a majority of the Board of Trustees of the Trust, or as otherwise required by applicable law.

SECTION 4.        TERMINATION.

The Plan may be terminated at any time by vote of a majority of the Board of Trustees of the Trust or vote of a majority of the outstanding voting securities of the Trust, or as otherwise required by applicable law.

SECTION 5.        AMENDMENTS.

No material amendment to the Plan may be made unless approved by the Trust’s Board of Trustees in the manner described in Section 3 above.

SECTION 6.        REPORTING.

Voya Investments Distributor shall provide to the Trustees of the Trust, at least quarterly, a written report of the amounts so expended and purposes for which such expenditures were made.

SECTION 7.        MEANINGS OF CERTAIN TERMS.

As used in the Plan, the term “majority of the outstanding voting securities” will be deemed to have the same meaning that term has under the Investment Company Act of 1940, as amended.

SECTION 8.        SEVERABILITY

The provisions of this Plan are severable as to each Fund, and any action to be taken with respect to this Plan shall be taken separately for each Fund affected by the matter.>

The provisions of this Plan are severable for each class of shares of the Fund and if the provisions of the Plan applicable to a particular class of shares are terminated, the remainder of the Plan provisions application to the other remaining classes shall not be invalidated thereby and shall be given full force and effect.

SECTION 9.    MISCELLANEOUS.

In providing services under this Plan, the Service Provider will comply with all applicable state and federal laws and the rules and regulations of authorized regulatory agencies.

Last Approved:  September 12, 2014

SCHEDULE A

Voya Global Real Estate Fund

Class A

Class B

Class C